Exhibit (a)(5)(B)

INTRAWEST RESORTS HOLDINGS, INC.
EMAIL TO EMPLOYEES REGARDING MODIFIED DUTCH AUCTION TENDER OFFER

I would like to share with all of you that Intrawest announced today that it plans to repurchase up to $50 million of its common stock. The Company has commenced a tender offer through which it will purchase shares at a price per share within the range of $9.00 to $10.00 via a modified Dutch auction. Within this price range, we believe purchasing shares is a good use of cash on hand and presents an attractive return on investment for our stockholders. The details of the tender offer are summarized in the press release issued this morning and certain required tender offer materials filed this morning with the Securities and Exchange Commission.

Our decision to pursue a tender offer demonstrates our confidence in our long-term financial outlook, the strength of our balance sheet, and our continued focus on creating value for our stockholders. Our cash position will remain strong after funding the tender offer and provide us the flexibility to invest in growth opportunities at our existing assets as well as pursue external opportunities. We remain focused on continuing to drive organic growth, pursuing strategic acquisitions, and unlocking the value of our real estate holdings over time.

The attached document answers several questions related to the tender offer. If you have additional questions regarding this announcement, please contact your manager. Additionally, a copy of the tender offer documents can be found on our Investor Relations website, ir.intrawest.com.

All external inquiries should be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (866) 530-8636.

Think snow!

Tom Marano

TENDER OFFER QUESTIONS AND ANSWERS

Q1	What is a tender offer and share repurchase?

The Company is offering to repurchase from its existing stockholders up to $50 million of its issued and outstanding common shares at a price between $9.00 and $10.00 (the “tender offer”). The tender offer is commencing today, January 12, 2016, whereby stockholders interested in participating will be asked to “tender” their shares to the Company at a price between the proposed range, by no later than February 10, 2016, the expiration date, although the expiration date may be extended by the Company. The Company’s obligation to purchase shares in the tender offer is subject to conditions that are described in the offer to purchase and the other tender offer documents filed with the SEC.

Q2	Why is the Company making the tender offer?

We believe that the tender offer provides an efficient method of returning capital to our stockholders while providing long-term stockholder value. Further, we believe that the Company’s common stock is undervalued and that the tender offer is a prudent use of the Company’s financial resources given our confidence in the Company’s long-term financial outlook, the strength of the Company’s balance sheet, and its potential growth opportunities. The tender offer also represents the opportunity for the Company to return cash to stockholders who elect to tender their shares.

Q3	Why doesn’t the Company use the money to invest in capital projects instead of the tender offer?

We do not believe the two investments are mutually exclusive. Both repurchase of shares within the tender range and continued investment in resort improvements present attractive opportunities for the company, and we intend to pursue both strategies in tandem. After execution of the tender offer, the Company’s cash position will remain sufficient to continue investment in high return growth capital projects.

Q4	Following the tender offer, will the Company continue as a public company?

Yes. The completion of the tender offer in accordance with its terms and conditions will not cause the Company’s shares to cease to be listed on The New York Stock Exchange or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The company will merely repurchase some of the currently outstanding shares.

Q5	Will the tender offer have any impact on the business operations of the Company and my employment?

The Company will continue its business operations as usual without interruption. The tender offer does not affect your employment.

Q6	What will be the purchase price for the shares?

The Company is offering to repurchase shares through a modified “Dutch auction.” A modified “Dutch auction” is a type of tender procedure that allows stockholders to choose a price or prices within the designated price range − in this case, between $9.00 and $10.00 — at which they would be willing to sell their shares back to the Company. The stockholders also have the option to tender their shares without specifying a price, in which case their shares will be repurchased at the purchase price determined in the offer. The Company will select the lowest single purchase price within that price range that will enable it to purchase $50 million in value of its common shares, or a lower amount depending on the number of shares properly tendered and not properly withdrawn. The Company will pay this final purchase price in cash, without interest, to all stockholders (subject to proration) who have properly tendered (and have not properly withdrawn) their shares pursuant to the tender offer, even if some of the shares are tendered at a price below the purchase price.

Q7	Can employees participate in the tender offer?

The trading window for employees transacting in Company stock is currently closed and will remain closed until opened in accordance with the Company’s insider trading policy; however, employees may nevertheless participate in the tender offer. Neither management nor the Board of Directors has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each stockholder should review the tender offer documentation and consult with his or her own tax advisors, financial advisors and/or brokers to determine whether to participate in the tender offer.

Q8	Will directors and executive officers be participating in the tender offer?

No. Our directors and executive officers do not intend to tender their shares in the tender offer.

Q9	Will Fortress be participating in the tender offer?

No. We have been informed that Fortress will not be selling any stock in connection with the tender offer.

Q10	How do I tender my shares?

The tender offer will expire at 5:00 p.m., New York City time, on February 10, 2016, unless the offer is extended or withdrawn. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting D.F. King & Co., Inc. at (866) 530-8636. If you hold your stock in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Q11	What if I do not want to participate in the tender offer?

If you do not wish to participate in the tender offer, you do not need to take any action.

Q12	How does this decision impact employees?

Employees who are stockholders of the Company receive the same benefits as all other stockholders of the Company.

Q13	Whom do I contact with questions?

For internal questions, please contact your manager. For all external inquiries, or questions about tendering your shares, please direct them to the information agent for the tender offer, D.F. King & Co., Inc. at (866) 530-8636.

The discussion of the tender offer contained in this email and the accompanying questions and answers is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the Company’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (“SEC”). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, D.F. King & Co., Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

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